

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Wanjun Yao
Chief Executive Officer
Tungray Technologies Inc.
#02-01, 31 Mandai Estate,
Innovation Place Tower 4,
Singapore 729933

**Re: Tungray Technologies Inc.**
**Amendment No. 1 to Draft Registration Statement on Form F-1**
**Submitted February 7, 2023**
**CIK No. 0001943444**

Dear Wanjun Yao:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Results of Operations, page 90

1. We note your response to prior comment 7. We also note you indicate that your ability to grow the number of customers and average revenue per customer are key indicators of the growth of your business and future business opportunities. Please tell us whether you use average revenue per customer, in addition to number of customers, as a key metric to evaluate your business. If so, please expand your results of operations to discuss the impact of changes in the number of customers versus annual revenue per customer and any trends in this regard.

Related Party Transactions
Material Transactions with Related Parties, page 147

2.  We note your response to prior comment 9. We also note that you identify Wanjun Yao, your Chief Executive Officer, as the major shareholder in your financial statements. Please revise to disclose in the forefront of this section that Mr. Yao is the major shareholder referenced here or advise.

Underwriting
Lock-up Agreements, page 177

3.  We note that you and each of your directors, officers, and holders of 5% or more of your Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of any of your Ordinary Shares or securities convertible into or exercisable or exchangeable for your Ordinary Shares. Please briefly identify the "certain exceptions."

Change in Registrant's Certifying Accountant, page 186

4.  Please file as an exhibit to your filing a letter from Friedman LLP addressed to the Commission stating whether it agrees with your statements made on page 186 and, if not, stating the respects in which it does not agree pursuant to Item 16F(a)(3) of Form 20-F.

   You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Anna Jinhua Wang